Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

September 19, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated September 19, 2002
Pursuant to News Release Dated June 5, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

"Graeme Rowland"

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

June 5, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

June 5, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Rock announces it has acquired through staking, 23 federal claims contiguous with and peripheral to the original 16 claims optioned from James Sorrell in 2001. The acquisition takes the Margarita Property holdings to 39 federal, unpatented, mineral claims from 16 claims.

Item 5 **Full Description of Material Change**

ROCK MORE THAN DOUBLES THE SIZE OF ITS MARGARITA GOLD PROPERTY

Rock Resources Inc ("Rock") is pleased to announce that it has acquired, through staking, 23 federal claims contiguous with and peripheral to the original 16 claims optioned from James Sorrel in 2001. The claims were staked to cover several gold bearing silicified structures not previously protected by the optioned claims.

This acquisition takes the Margarita Property holdings to 39 federal, unpatented, mineral claims from 16 claims. The property now covers 326 hectares (858 acres) of contiguous staked ground up from 134 hectares (352 acres).

With the completion and filing of the staking with the US Bureau of Land Management, Rock now has all of the targeted areas protected by claims.

The Margarita Gold Property is located in the Oro Blanco Mining District, Santa Cruz County, southern Arizona, USA. The Margarita is an epithermal gold property with several stratiform silicified zones containing 1 to 3 grams of gold per tonne. Historical, turn of the 19th century mines exploited the upper parts of quartz veins underlying these silicified zones. These old mines produced gold grades ranging from 0.3 to 0.5 ounces gold per ton. Although various companies completed extensive shallow drilling to test these zones, none of the companies did any systematic work to search for the bonanza style mineralization that should be located under these flat lying caps. Rock is currently active in locating the feeder veins with the intent on drilling for bonanza mineralization.

Rock is continuing to evaluate other mineralized areas in the Oro Blanco Mining District with the intent to acquire other properties with significant gold and silver mineralization.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #2120 – 1055 West Hasting Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

September 19, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02 OCT -2 AM 9:47

September 19, 2002

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated September 19, 2002
Pursuant to News Release Dated September 19, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

September 19, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

September 19, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Allen Rose, Chief Financial Officer, has been appointed to the Board of Directors.

Item 5 **Full Description of Material Change**

Rock Resources Announces Allen Rose, Chief Financial Officer, has been Elected to Board of Directors

VANCOUVER, B.C., September 19, 2002 -- Rock Resources Inc. ("RCK") is pleased to announce that Allen Rose, Chief Financial Officer of the Company, has been elected to the Board of Directors following the Annual General Meeting held in Vancouver, B.C. on September 18, 2002.

Mr. Rose, 46, a Canadian Chartered Accountant, replaces Malcolm Bradley, a European Chartered Accountant who served as a director for a number of months. All of the other Directors have been re-elected to the Board.

Commenting on the appointment, Graeme Rowland, President and Chairman of Rock Resources said, "We are delighted that Allen will be joining our Board of Directors to provide the Company with his expertise on Canadian accounting and financial management issues. Since joining Rock Resources as the Chief Financial Officer in August, he has been instrumental in revamping our financial controls and providing guidance on national accounting procedures."

Mr. Rowland continued, "On behalf of the Company, I wish to express our sincere gratitude to Malcolm Bradley for the excellent contributions that he made while serving as a Director."

About Rock Resources Inc.

Rock Resources, a Vancouver-based mineral resources exploration company, specializes in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. The Company acquires

properties that have already been identified as excellent prospects for the discovery of significant quantities of precious minerals, and pursues an aggressive program of exploration. It operates either independently or forms strategic partnerships with other companies with compatible interests in the regions.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer:	Graeme W. Rowland President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc. Suite #2120 – 1055 West Hasting Street Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

September 19, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02 OCT -2 AM 9:25

SUPPL

September 5, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated September 4, 2002
Pursuant to News Release Dated September 4, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

September 4, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

September 4, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Rock Resources Inc. executes Letters of Agreement with Rock Minerals International Plc to earn interest in Rock's Fyre Lake, Lakemount and Temagami East properties.

Item 5 **Full Description of Material Change**

ROCK RESOURCES EXECUTES THREE LETTERS OF AGREEMENT WITH ROCK MINERALS INTERNATIONAL PLC

VANCOUVER, B.C.-- Rock Resources Inc. ("RCK") is pleased to announce it has executed Letters of Agreement with Rock Minerals International Plc ("RMI"), for RMI to earn a 51% interest in three of RCK's Canadian exploration properties; Fyre Lake, Lakemount and Temagami East.

Exploration management of the three properties will be carried out by RCK from its Vancouver offices with the Temagami East exploration operated by Tres-Or Resources Ltd., RCK's joint venture partner in that project.

RMI was founded by the Company and certain RCK shareholders to raise exploration funding and create shareholder value by way of mineral exploration for a mixture of precious metals, base metals and diamonds through a portfolio of properties.

In announcing the agreements, Mr. Graeme Rowland, Chairman, CEO and President of RCK, said, "The primary objective of RMI is to create a significant shareholder value through the acquisition of larger mineral exploration properties, the discovery and/or extension of substantial reserves and the sale or joint venture of the discoveries to major mining companies. The signing of these agreements is an important step forward to realizing this objective."

Item 6 **Reliance on Section 85(2) of the Act**
Not applicable.

Item 7 **Omitted Information**
Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer:	Graeme W. Rowland President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc. Suite #2120 – 1055 West Hasting Street Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

September 5, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ROCK RESOURCES INC.
(the "Company")

02 OCT -2 AM 9:36

NEWS RELEASE – SEPTEMBER 19, 2002

SUPPL

Rock Resources Announces Allen Rose, Chief Financial Officer, has been Elected to Board of Directors

VANCOUVER, B.C., September 19, 2002 -- Rock Resources Inc. ("RCK") is pleased to announce that Allen Rose, Chief Financial Officer of the Company, has been elected to the Board of Directors following the Annual General Meeting held in Vancouver, B.C. on September 18, 2002.

Mr. Rose, 46, a Canadian Chartered Accountant, replaces Malcolm Bradley, a European Chartered Accountant who served as a director for a number of months. All of the other Directors have been re-elected to the Board.

Commenting on the appointment, Graeme Rowland, President and Chairman of Rock Resources said, "We are delighted that Allen will be joining our Board of Directors to provide the Company with his expertise on Canadian accounting and financial management issues. Since joining Rock Resources as the Chief Financial Officer in August, he has been instrumental in revamping our financial controls and providing guidance on national accounting procedures."

Mr. Rowland continued, "On behalf of the Company, I wish to express our sincere gratitude to Malcolm Bradley for the excellent contributions that he made while serving as a Director."

About Rock Resources Inc.
Rock Resources, a Vancouver-based mineral resources exploration company, specializes in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. The Company acquires properties that have already been identified as excellent prospects for the discovery of significant quantities of precious minerals, and pursues an aggressive program of exploration. It operates either independently or forms strategic partnerships with other companies with compatible interests in the regions.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

You may register to receive Rock Resources Inc.'s prior and future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com